Ms. Maryse Mills-Apenteng, Esq.

Special Counsel

Securities and Exchange Commission

Washington, DC 20549

Via Edgar Filing

Dear Ms. Mills-Apenteng

On behalf of OptiLeaf, Inc. we hereby respond to your comment letter of July 14, 2015, on an item by item basis, as follows:

1.	We have amended the S1-A to include updated financial statements.

2.	We have amended the document accordingly.

3.	We have amended the document accordingly.

4.	We have amended the document accordingly.

5.	We have added this disclosure and amended the document accordingly.

6.	We have added this column and disclosure to the document.

7.	We have amended the document to address this inconsistency.

8.	We have included our March 31, 2015 statements in our amended filing. We will be preparing our June 30, 2015 in a timely manner.

9.	We have amended the filing accordingly.

10.	We have amended the document accordingly.

Thank you very much for your consideration.

Sincerely,

/s/ James S. Byrd
James S. Byrd, Jr. For the firm

941 W. Morse Blvd., Ste. 100	(407) 378-2030
Winter Park, Fl 32789	byrdbyrd.com